Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

June 16, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:	Znomics, Inc. Registration Statement on Form S-1/A Filed May 30, 2008 File No. 333-148220
We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of January 12, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed May 30, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Form S-1/A

General

1.	Please update the financial statements based on interim data through March 31, 2008 in accordance with Rule 3-12 of Regulation S-X.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars ~Nevada

In response to this comment, the Company updated the financial statements to include the interim period through March 31, 2008.

2.	Please file an updated consent. Refer to Section 436(b) of Regulation C.

In response to this comment, the Company updated the auditor’s consents as required by Rule 436(b).

3.	Please include in the Form S-1 the Pro Forma information for your merger in November 2007, incorporating our comments 90-94 issued in our letter dated January 16, 2008.

In response to this comment, the Company updated the filing to include the Pro Forma information as requested.

Description of Business

4.
We note your revisions in response to Comment 4.  Do you have any rights to the results of the gene discovery research conducted for Merck? If you do, please identify the disease or disorder that was the target of your research and describe the rights you have retained.

Additionally, we note your revised disclosure states that Merck has retained the right to license some of the technology produced for a limited time.  Please describe the technology and disclose when their right to license the technology expires.

In response to this comment, the Company conducted gene target discovery for Merck in the obesity field and provided them information on several discovered targets in March, 2007. As a result of the agreement between the companies, Merck has the right to exclusively or non-exclusively license, at previously agreed upon fee amounts, any or all of the targets for a period of 20 months following March, 2007. Thus, Merck’s licensing rights to the targets extends into November, 2008. If Merck does not exercise the license rights exclusively, then in December, 2008, the Company will have rights to use any of the non-licensed or non-exclusively licensed gene targets for its own programs, to use them in association with programs developed with other companies, or to directly out-license the targets to other companies.

5.
We note your response to Comment 5 and reissue the comment in part.  We note your statement that you expect to develop the compound screening aspect of drug discovery by the first half of 2008.  As this amendment is dated toward the end of the first half of 2008, please revise your disclosure to describe your progress in developing the compound screening aspect of drug discovery, or update your expectation if necessary.

In response to this comment, through a research and licensing agreement with Dr. Nikolaus Trede and the University of Utah, executed in May, 2008, the Company’s compound screening operations with zebrafish have commenced at that site for pre-clinical compound discovery for T-cell related diseases of leukemia, lymphoma, autoimmune diseases and inflammation. For its obesity work, the Company is currently testing and refining its assay in preparation for compound screening at its Portland, Oregon site. Actual compound screening work on obesity is expected to commence in late summer 2008.

Dependence on Limited Customers, page 46

6.
We not your response to Comment 6.  However, it appears from your response that this expectation is based on the fact that you are in the process of setting up drug discovery programs and is contingent on success identifying lead compounds before you enter into contracts with biotechnology or pharmaceutical companies.  Please revise your disclosure to clarify what you need to accomplish before you will be in a position to enter into these types of agreements.

In response to this comment, the Company is ready to enter into a drug target development contract with a pharmaceutical or biotechnology company at any time based on its existing ZeneMark library technology. The estimated work phases required by the Company to best enable it to enter into a drug discovery contract with a pharmaceutical or biotechnology company are as follows: discovery of compound hits in its zebrafish compound screens, chemical refinement of those hit compounds into lead compounds (often called “hit-to-lead” work), testing of those lead compounds in mammals for confirmation of drug efficacy and minimal toxicity, and preparation of the biological and chemistry data into a  package for presentation to potential partnering firms. The Company expects to complete these phases for one or more of the T-cell related diseases in four months to one year.

Financial Statements of Znomics

Note F – Stock Options and Warrants, page F-16

7.	We refer to your response to comment 15. Stock compensation was material to your net loss in 2006. Please revise to record stock compensation in accordance with GAAP.

In response to this comment, the Company notes the SEC’s comment and respectfully and additionally advises the SEC that the options in question were granted prior to the reverse merger of the Company, and we believe the financial statements for those periods are not as meaningful to investors as the financial statements today.

Even though the $9,000 adjustment to stock-based compensation for the year-ending December 31, 2006 exceeded the 5.0% rule-of-thumb threshold for materiality, we concluded that, when assessed in conjunction with the qualitative factors discussed below, the impact of the adjustment was immaterial. In making the determination of immateriality the Company analyzed numerous quantitative and qualitative factors including those contained in SAB No. 99.  Some of the factors the Company considered included:

▪	the adjustment would not have a significant impact on the balance sheet;

▪	the amount does not mask changing earnings trends as the Company has a history of losses;

▪	the amount does not impact our cash or liquidity position as all expenses are non-cash;

▪	the amount would move EPS from a loss of $.05 to a loss of $.06 per share, and there are no analysts actively following the Company at this time that provide EPS estimates;

▪	the additional expense would not result in a change from a net loss to a net income situation or vice versa; and

▪	the items and related amounts involved do not affect any management bonus calculations, conceal any unlawful acts, or affect compliance with any contractual or regulatory requirements.

Based on the above factors, the Company concluded the stock-based compensation expense for the year ending December 31, 2006 would not change or influence the judgment of a reasonable person relying on the financial information if the adjustment was made.

8.	We have reviewed your response to prior comment 16. Please disclose the method used to estimate the assumed volatility of 49%. Please refer to paragraph A240(b) of SFAS 123(R).

In response to this comment, the Company estimates its volatility factor by using the historical average volatility, over a period equal to the expected term, of comparable companies since it does not have adequate stock price history of its own stock to determine volatility.  We have amended Note B of the finacial statments to indicate such.

9.	We have reviewed your response to prior comment 17. Please disclose the method used to estimate the assumed volatility of 49%. Please refer to paragraph A240(b) of SFAS 123(R).

In response to this comment, the Company estimates its volatility factor by using the historical average volatility, over a period equal to the expected term, of comparable companies since it does not have adequate stock price history of its own stock to determine volatility. We have amended Note B of the finacial statments to indicate such.

Financial Statements of Pacific Syndicated Resources, Inc.

10.	We have read your response to prior comment 13. Please provide the following information:

▪	Disclose how you determined that the merger with the public shell company was a reverse merger.

▪	Clarify if you are accounting for the acquisition as a purchase.

▪	Disclose the number of common shares issued and the purchase price of the acquisition.

▪	Clarify who is considered the accounting acquirer and why.

▪	Please disclose that there are no related party relationships between the two entities.

In response to this comment, the Company revised its disclosure in the financial footnotes accordingly.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/ Scott Doney
Scott P. Doney, Esq.